FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	October	2011
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	RIM Announces BlackBerry Business Cloud Services for Microsoft Office 365	3

Document 1

October 25, 2011

RIM Announces BlackBerry Business Cloud Services for Microsoft Office 365

Mobilizes Microsoft Office 365 Exchange Online via RIM-hosted BlackBerry Management Service; Features Advanced Web-based IT and Employee Self-Service Smartphone Management and Security Functions

Waterloo, ON - Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today announced BlackBerry® Business Cloud Services for Microsoft Office 365 – a new RIM-hosted online service for midsized businesses and enterprises that extends Microsoft Exchange Online to BlackBerry® smartphones, and allows organizations to self-manage their BlackBerry deployments in the cloud. An open beta for the service is launching today in over 30 countries.

“BlackBerry Business Cloud Services is an easy and cost-effective way for businesses and government agencies to extend Microsoft Office 365 to BlackBerry smartphones and manage the deployment in the cloud,” said Alan Panezic, Vice President at Research In Motion. “We have been working together with Microsoft and select customers through an early access program and we are pleased to now launch an open beta for the service.”

“BlackBerry Business Cloud Services will help accelerate how BlackBerry customers can realize the full benefits of the best productivity experience across the PC, browser and phone with Microsoft Office 365,” said Julia White, Senior Director of Microsoft’s Exchange Product Management Group. “This new service delivers valuable enhancements to Office 365 while preserving the cost and business agility benefits the cloud offers to organizations of all sizes.”

Key features include:

-	Access to Microsoft Exchange Online email, calendar and organizer data from a BlackBerry smartphone

-	BlackBerry® Balance™ technology, which presents a unified view of work and personal content on a BlackBerry smartphone while keeping the content separate and secure

-	A web-based console for IT administrators to provision, manage and secure BlackBerry smartphones from anywhere

-	Online access to employee self-service smartphone security functions, allowing users to reset a device password or remotely lock or wipe a device in the event of loss or theft

Managed service providers, systems integrators, carriers, resellers and other partners can also use the cloud service to manage BlackBerry deployments on behalf of their customers.

A number of Fortune 500 customers and several government agencies in the US participated in an early access program and are among the many organizations that already plan to use the service.

Microsoft Office 365 customers can sign up for the BlackBerry Business Cloud Services beta at www.blackberry.com/beta/businesscloud. The cloud-based service is available for no additional charge to Microsoft Office 365 Midsized Businesses and Enterprises plan subscribers and works with BlackBerry smartphones on business or consumer data plans.

More information is available at www.blackberry.com/cloudservices.

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About Research In Motion

Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

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Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
646-746-5613

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	October 25, 2011	By:	\s\ Edel Ebbs
(Signature)
Edel Ebbs Senior Vice President, Investor Relations